[redacted]

12025084

Received SEC

FEB 21 2012

Washington, DC 20549

n/o Act
PE 2/21/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 21, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-21-12

Michael P. Rogan
Skadden, Arps, Slate, Meagher & Flom LLP
mrogan@skadden.com

Re: Aflac Incorporated

Dear Mr. Rogan:

This is in regard to your letter dated February 21, 2012 concerning the shareholder proposal submitted by Trillium Asset Management, LLC on behalf of The Equity Foundation for inclusion in Aflac's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Aflac therefore withdraws its December 14, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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February 21, 2012

<u>VIA E-MAIL</u> (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Aflac Incorporated Supplement to Letter Dated December 14, 2011 Relating to Shareholder Proposal of Trillium Asset Management, LLC

Ladies and Gentlemen:

I refer to my letter dated December 14, 2011, on behalf of our client, Aflac Incorporated ("Aflac"), pursuant to which Aflac requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with Aflac's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Trillium Asset Management, LLC ("Trillium"), on behalf of The Equity Foundation (the "Proponent"), may be properly omitted from the proxy materials to be distributed by Aflac in connection with its 2012 annual meeting of shareholders.

Attached hereto as Exhibit A is a letter dated February 20, 2012, from Shelley Alpern of Trillium stating that the Proponent has withdrawn the Proposal. Accordingly, Aflac hereby withdraws its request for no action relief relating to the Proposal.

If you have any questions with respect to this matter, please telephone me at (202) 371-7550.

Very truly yours,

Michael P. Rogan

Michael P. Rogan

Enclosure

cc: Jonas Kron, Trillium Asset Management, LLC
Joey Loudermilk, Executive Vice President, General Counsel and Corporate Secretary, Aflac Incorporated

Exhibit A

[Attached]

TRILLIUM
ASSET MANAGEMENT

February 20, 2012

Matt Loudermilk
AFLAC
Worldwide Headquarters
1932 Wynnton Road
Columbus, GA 31999

Dear Mr. Loudermilk:

On behalf of our client The Equity Foundation, Trillium hereby withdraws the 14a(8) proposal addressing equal benefits for AFLAC employees.

As indicated by my colleague Jonas Kron in a previous communication, the Equity Foundation, represented by Trillium, will continue its sponsorship of the floor proposal which we sent to the company on January 31, 2012. A designated representative will appear to present this proposal at Aflac's 2012 annual meeting.

Mr. Kron is out of the country until February 29, 2012 with sporadic access to email. Please copy me on any communications to him until he returns to the office on that date.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111
(617) 292-8026, x 248
salpern@trilliuminvest.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

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FAX: (202) 393-5760
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December 14, 2011

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Aflac Incorporated Shareholder Proposal Submitted by Trillium Asset Management, LLC Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Aflac Incorporated, a Georgia corporation ("Aflac" or the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Aflac's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Trillium Asset Management, LLC ("Trillium"), on behalf of The Equity Foundation (the "Proponent"), for inclusion in the proxy materials to be distributed by Aflac in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent simultaneously to Trillium, on behalf of the Proponent, as notice of Aflac's intent to omit the Proposal from the 2012 proxy materials.

I. The Proposal

The Proposal, which is dated November 17, 2011, requests that the following matter be submitted to a vote of the shareholders at the Company's 2012 Annual Meeting of Shareholders:

> "RESOLVED: Shareholders request that the company report to shareholders within six months, at reasonable cost and excluding confidential information, on its policies and practices for providing domestic partner benefits as a part of its senior executive compensation packages."

Aflac received the Proposal, accompanied by a cover letter from the Proponent, on November 18, 2011 (collectively, the "Proposal Letter"). A copy of the Proposal Letter is attached hereto as Exhibit A.

II. Basis for Exclusion

As discussed more fully below, we have advised Aflac that the Proposal may be properly omitted from the 2012 proxy materials:

- pursuant to Rule 14a-8(b) because the Proponent has not demonstrated eligibility to submit a proposal;
- pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Aflac's ordinary business operations; and
- pursuant to Rule 14a-8(i)(3) because the Proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

III. The Proposal May Be Omitted Under Rule 14a-8(b)(1) Because the Proponent Has Not Established Ownership of the Required Shares for at Least One Year by the Date Proponent Submitted the Proposal

Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal. Rule 14a-8(b)(2)(i) provides that shareholders who are not registered holders (and who do not file Schedules 13D or 13G, or Forms 3, 4 or 5), which includes the Proponent, must prove their eligibility by submitting a written statement from the "record" holder of the proponent's securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the securities for at least one year.

Staff Legal Bulletin No. 14 ("SLB 14") (July 13, 2001) makes clear that the written statement must provide proof of continuous ownership at the time the proposal is submitted:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The requirement that the proponent demonstrate ownership of the securities for a period of one year, through and including the date that the proposal was submitted, was again emphasized in the recently issued Staff Legal Bulletin No. 14F (CF) ("SLB 14F") (October 18, 2011):

> ... Rule 14a-8(b) requires a shareholder to provide proof of ownership that he has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added). We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted.

The Proposal Letter is dated November 17, 2011. The Proposal Letter notes that the Proponent holds more than $2,000 in Company stock, but did not contain a written statement from the record holder regarding the Proponent's ownership. On November 29, 2011, a letter (Exhibit B) was sent via Federal Express to Trillium, informing it of the requirement to submit a written statement from the record holder verifying the Proponent's continuous ownership of the requisite amount of Company stock as required by Rule 14a-8. The letter also enclosed a copy of Rule 14a-8. Trillium, on behalf of the Proponent, responded via letter dated December 6, 2011 (Exhibit C). The letter attached a statement from the Proponent, dated November 15, 2011, asserting that the Proponent is the beneficial owner of more than $2,000 in Company stock that it has continuously held for more than one year. The letter also attached a letter (the "Brokerage Statement") from Charles Schwab & Co. ("Charles

Schwab"), a participant in the Depository Trust Company, dated December 2, 2011, indicating that Charles Schwab holds as custodian for the Proponent 80 shares of Aflac common stock. The Brokerage Statement also indicates that 80 shares had been held in the Proponent's account continuously for one year prior to November 17, 2011.

The Brokerage Statement is insufficient to establish ownership under 14a-8(b)(2)(i) because the Brokerage Statement does not establish that the Proponent owned the required shares continuously for a period of one year preceding and including the date the Proposal was submitted. The Brokerage Statement indicates that the Proponent owned the required shares "continuously for one year prior to November 17, 2011," but it is silent as to whether the required shares were continuously held for the entire one-year period preceding and including November 17, 2011, the date on which the Proponent submitted the Proposal. As noted above, the Staff stated in SLB 14F that a proof of ownership letter does not satisfy the requirements of 14a-8(b) if it does not "verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted" (emphasis added). Trillium is a regular participant in the shareholder proposal process and should therefore be held to strict compliance with the Commission's rules on proof of ownership, particularly in this case, where the Staff has so recently provided specific guidance on the defect in the Proponent's proof of ownership. Thus, the Company believes that it may properly omit the Proposal, pursuant to Rule 14a-8(b), from its 2012 proxy materials.

IV. The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because the Proposal Deals With a Matter Relating to Aflac's Ordinary Business Operations

Rule 14a-8(i)(7) permits the Company to exclude a proposal from its proxy materials on the ground that it deals with a matter relating to the Company's ordinary business operations. The Proponent seeks to require the Company to report on its policies and practices for providing domestic partner benefits to senior executives. The release accompanying the 1998 amendments to Rule 14a-8 states that "[t]he general underlying policy of [the ordinary business exclusion] is... to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." (*Release No. 34-40018*, May 21, 1998 (the "Release")). In addition, the Release states that "certain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not, as a practical matter, be subject to direct shareholder oversight," including "management of the workforce." Employee benefits are clearly an activity that falls under the realm of the Company's ordinary business operations, are a routine aspect of managing the workforce, and not a matter which is appropriate for direct shareholder oversight. Therefore, the Proposal may be excluded from the 2012 proxy materials under Rule 14a-8(i)(7), which is consistent with the Staff's prior no action letters on shareholder proposals related to employee benefits. See SBC Communications, Inc., January 9, 2004 (proposal to exclude unmarried sexual partners from health care plans); The Boeing Co., February 7, 2001 (proposal concerning same-sex employees' benefits); Xerox Corp., March 31, 2000 (proposal relating to providing employees with competitive compensation and benefits); and International Business Machines Corp., January 15, 1999) (proposal concerning medical benefits coverage for friends of employees). In particular, the Staff has previously agreed that companies can exclude proposals which concern the provision of domestic partner benefits to highly paid executives. See AT&T Corp., February 25, 2005 (proposal to discontinue domestic partner benefits for highly paid executives) ("AT&T").

We acknowledge that the Proponent has structured the Proposal to be limited to "senior executives," presumably in light of the Staff's reaffirmation in Staff Legal Bulletin No. 14A ("SLB 14A") (July 12, 2002) of its longstanding position that shareholder proposals related only to senior executive compensation are not excludable under Rule 14a-8(i)(7). However, prior to and since the issuance of SLB 14A, the Staff has consistently recognized employee benefits, whether for senior executives or otherwise, as an ordinary business matter. See AT&T.

The Proposal's limitation to "senior executives" also appears to be an attempt to avoid the 14a-8(i)(7) exclusion by disguising the Proponent's actual agenda, which is to obtain benefits for the domestic partners of employees at all levels, under the cloak of executive compensation. The Proponent puts forth a number of arguments in favor of the Proposal – e.g., that providing benefits to domestic partners involves minimal costs, that it sends a message of respect and inclusion, and that it may provide an edge in recruitment and retention – that do not apply any more to a company's senior executives than to its employees in general. Indeed, as disclosed in the Company's proxy statement for the 2011 Annual Meeting of Shareholders, the Company's senior executives are eligible to participate in the same Company employee benefit programs, and on the same basis as, all of the Company's other salaried employees. In addition, the statistical information provided in the Proposal appears to concern companies which have offered domestic partner benefits to all of their employees, not just to senior executives.

As further evidence of the Proponent's actual agenda, the Proponent's own press release concerning the Proposal, posted to the Proponent's website on November 17, 2011, a screen shot of which is attached as Exhibit D, does not once mention "management," "executives" or "executive compensation."[1] Nor does the press release provide any indication whatsoever that the Proposal concerns executive compensation. Rather, according to the press release, the Proposal "press[es Aflac] on the issue of domestic partner benefits." It is clear from the press release that the Proponent's actual agenda is to pressure Aflac into offering benefits for domestic partners for all employees, not just for senior executives.

The Staff has often recognized proponents' attempts to dress up an otherwise defective proposal as something else. For instance, in International Business Machines Corp., February 5, 1980, the Staff stated: "In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing grievance against the Company." See also Union Pacific Corp., January 31, 2000 and Dow Jones & Co., Inc., January 24, 1994. Similarly, the Staff has permitted the omission of proposals to tie executive compensation or stock option plans to specific dividend goals as relating to specific amounts of dividends under Rule 14a-8(i)(3) rather than to executive compensation. See COM/Energy Services Co., February 14, 1997 and Central Vermont Public Service Corp., November 30, 1995. We believe that, in order to protect the ordinary business exclusion, the Staff should see through the Proponent's attempts to advance a proposal concerning employee benefits, consistently recognized by the Staff as an ordinary business matter, under the guise of an executive compensation matter. Otherwise, proponents could bring virtually any ordinary business matter to shareholders attention by characterizing it as an executive compensation matter.

V. The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because the Proposal Contains Materially False or Misleading Statements

Rule 14a-8(i)(3) provides that a proposal may be omitted if it "is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal contains a number of statements and purported facts that the Company believes are materially false and misleading.

The supporting statement of the Proposal offers information concerning domestic partner benefits policies at Fortune 500 companies, and cites certain insurance companies that have domestic partner benefits policies. However, the cited statistics appear to reflect the percentage of Fortune 500 companies that offer domestic partner benefits to all of their employees, rather than merely to senior

---

[1] See http://www.equityfoundation.org/equity-pushes-aflac-to-offer-domestic-partnership-benefits

executives. Similarly, the insurance companies cited as having domestic partner policies appear to provide domestic partner benefits to all employees. The Proponent's use of these figures is deeply misleading, given that the Proposal ostensibly concerns employee benefits for senior executives rather than employee benefits generally.

The Proposal does not offer one shred of evidence that any company, anywhere, has adopted domestic partner benefits policies for only its senior executives. Yet the Proposal is calculated to give shareholders the impression that if Aflac adopts a policy of offering domestic partner benefits to only senior executives, it would be joining the majority of Fortune 500 companies in so doing. The Proponent has performed a bait and switch by offering statistics and information concerning benefits provided to employees at all levels in support of a proposal that ostensibly concerns executive compensation. The result is a materially misleading supporting statement, which may lead the reader to believe that Fortune 500 companies commonly offer domestic benefits policies to executives only, without providing any evidence that this is the case.

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Aflac excludes the Proposal from its 2012 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Aflac's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7550.

Very truly yours,

Michael P. Rogan

Michael P. Rogan

Enclosures

cc: Jonas Kron, Trillium Asset Management, LLC
Joey Loudermilk, Executive Vice President, General Counsel and Corporate Secretary, Aflac Incorporated

Exhibit A

Proposal Letter

TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

November 17, 2011

Corporate Secretary
Aflac Incorporated
Worldwide Headquarters
1932 Wynnton Road
Columbus, GA 31999

Dear Corporate Secretary:

Trillium Asset Management, LLC ("Trillium") is an investment firm specializing in sustainable and responsible investing. We currently manage approximately $900 million for institutional and individual clients.

I am hereby authorized to notify you of our intention to file, on behalf of our client, the Equity Foundation, the enclosed shareholder proposal at Aflac Incorporated (AFL). This proposal is submitted for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Trillium submits this proposal on behalf of our client, who is the beneficial owners, per Rule 14a-8, of more than $2,000 worth of AFL common stock acquired more than one year prior to today's date. Our client will remain invested in this position through the date of the company's 2012 annual meeting. Documentation of ownership will be forthcoming. We will send a representative to the stockholders' meeting to move the proposal as required by the Securities and Exchange Commission rules.

Please direct any communications to myself at our Boston address, via fax at 617-482-6179, via telephone at 503-592-0864, or via email at jkron@trilliuminvest.com.

We appreciate your attention to this matter.

Sincerely,

Jonas Kron

Enclosure

BOSTON
[illegible] Atlantic Avenue
Boston, Massachusetts [illegible]
T: 617 423 6655 F: 617 [illegible]
800 548-5684

DURHAM
[illegible]
[illegible]
[illegible]
800-853-1311

SAN FRANCISCO BAY
100 Larkspur Landing Circle, Suite 105
Larkspur, California 94939 [illegible]
T: 415 925 0105 F: 415-925 0108
800-033-1806

Report on Domestic Partner Benefits for Senior Executives

WHEREAS:

Costs associated with senior executive turnover are significant and far-reaching. Replacement costs to a company can reach up to 250% of an executive's annual salary.

The proponents believe that companies who choose not to discriminate in the extension of benefits gain a competitive edge in executive recruitment and retention. The equal provision of benefits sends a message of respect and inclusion, and conveys a tangible commitment to the principle that equal work deserves equal pay.

If Aflac extends domestic partner benefits to its executives (or employees), this policy is not publicly accessible. Companies in the insurance industry that do have domestic partner policies include Aetna, AIG, Chubb, The Hartford, ING North America, MetLife, Nationwide, Unum, State Farm and others.

Eighty-three percent of the Fortune 100 provided domestic partner benefits to employees in 2011, up from 64% in 2004. A growing proportion of the Fortune 500 also provided them in 2011 (58%, from 40% in 2004). According to a 2005 Hewitt Associates study, 64% of companies who offered domestic partner benefits to same-sex partners found that related expenses rose no more than 1 percent; 88% experienced financial impacts of 2% or less, and only 5% saw costs rise 3% or greater. (See http://www.hrc.org/resources/entry/domestic-partner-benefits-cost-and-utilization)

RESOLVED: Shareholders request that the company report to shareholders within six months, at reasonable cost and excluding confidential information, on its policies and practices for providing domestic partner benefits as a part of its senior executive compensation packages.

SUPPORTING STATEMENT:

Family-friendly benefits have become an important element of company strategies to address issues of work-life balance and recruitment and retention. We believe that companies offering family-friendly benefits profit from a more positive public image, and from factors such as increased recruitment and retention, improved productivity and morale, and improved quality of work-life that leads to reduced absenteeism, turnover, and stress.

The report should address the extension of same-sex domestic partner benefits to senior executives in the following areas:

- Health benefits (medical, dental, vision, dependent coverage and COBRA benefits continuation)
- Retirement benefits (such as healthcare, pension plans and 401k's)
- Benefits that extend to married couples such as bereavement leave, relocation/travel assistance, education and tuition assistance, adoption assistance, credit union membership, disability and life insurance, and employee discounts

Exhibit B

Deficiency Notice

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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November 29, 2011

BY FEDERAL EXPRESS

Attention: Jonas Kron
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111-2809

RE: Notice of Deficiency

Dear Mr. Kron:

I am writing on behalf of Aflac Incorporated ("Aflac") to acknowledge receipt on November 18, 2011 of the shareholder proposal (the "Proposal") you submitted to Aflac on behalf of your client, the Equity Foundation (your "Client") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Aflac's proxy materials for the 2012 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Aflac's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Aflac's records indicate that your Client is not a registered holder of Aflac common stock. Please provide a written statement to Aflac from the record holder of your Client's shares and a participant in the Depository Trust Company (DTC) verifying that, at the time you submitted the Proposal, your Client had beneficially held the requisite number of shares of Aflac common stock continuously for at least one year. For additional information regarding the acceptable methods of proving your Client's ownership of the minimum number of shares of Aflac common stock, please see Rule 14a-8(b)(2) in Exhibit A. The SEC rules require that the documentation be postmarked or transmitted electronically to Aflac no later than 14 calendar days from the date you receive this letter.

Once Aflac receives this documentation, Aflac will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Aflac reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Michael P. Rogan

Enclosure

Copy w/o enclosure to:

Joey Loudermilk
Executive Vice President, General Counsel
and Corporate Secretary
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

EXHIBIT A

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10*: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11*: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12*: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Exhibit C

Proof of Ownership Letter

TRILLIUM ASSET MANAGEMENT
Investing for a Better World Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

December 6, 2011

Via FedEx

Corporate Secretary
Aflac Incorporated
World Headquarters
1932 Synnton Road
Columbus, GA 31999

Re: Request for verification

Dear Corporate Secretary:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from The Equity Foundation as well as the custodial letter from Charles Schwab Advisor Services documenting that The Equity Foundation holds sufficient company shares to file a proposal under rule 14a-8.

Please contact me if you have any questions at (503) 592-0864; Trillium Asset Management Corp. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

Jonas Kron
Deputy Director, Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder resolution on behalf of the Equity Foundation at Aflac Incorporated (AFL).

The Equity Foundation the beneficial owner of more than $2,000 of AFL's common stock that it has continuously held for more than one year. The Equity Foundation intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management, LLC full authority to deal, on behalf of the Equity Foundation, with any and all aspects of the aforementioned shareholder resolution. I understand that the Equity Foundation's name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Peter Cunningham, Executive Director
Equity Foundation
221 NW 2nd Avenue, Suite 208
Portland, OR 97209

11/15/11
Date

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

December 2, 2011

Re: Equity Foundation/Account *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 80 shares of common stock Aflac Incorporated. These 80 shares have been held in this account continuously for one year prior to November 17, 2011.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass
Darrell Pass
Director